

July 13, 2010

Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer
McKesson Corporation
McKesson Plaza
One Post Street
San Francisco, CA 94104

  Re: McKesson Corporation
    Form 10-K for the Fiscal Year Ended March 31, 2010
    Filed May 4, 2010
    File No. 001-13252

Dear Mr. Campbell:

  We have completed our review of your filing and do not have any further comments at this time, but we may have comments on your definitive proxy statement filed June 21, 2010.

        Sincerely,

        John Reynolds
        Assistant Director